Infrastructure, buildings, environment, communications	ARCADIS NV Utrechtseweg 68 Postbus 33 6800 LE Arnhem The Netherlands Tel +31 26 3778 292 Fax +31 26 4438 381 www.arcadis-global.com

PRESS RELEASE

Arnhem, The Netherlands, March 8, 2004

ARCADIS REPORTS 2003 FOURTH QUARTER AND FULL YEAR RESULTS

  •
  Gross revenue growth 10% (excluding currency effect), mainly through acquisitions

  •
  Environmental segment the main growth market with 10% organic increase

  •
  Limited decline in net income from operations of 9%; excluding currency effect 4%

  •
  Improvement of organic growth in 4th quarter

  •
  Proposal to maintain dividend at € 0.48 per share

ARCADIS, the international consulting and engineering company, today announced that despite difficult market conditions, profit in 2003 was maintained at an acceptable level. Net income from operations totaled € 22.5 million, or € 1.11 per share a decline of 9%. Of this decline, 5% resulted from the decline of the U.S. dollar against the euro. Excluding this currency effect, the income decrease was limited to 4%. Acquisitions performed in line with expectations. Gross revenue increased by 3% to € 841 million. Excluding currency effect, gross revenue growth totaled 10%, consistent with the Company's annual strategic gross revenue growth goal.

The lower income was mainly the result of market conditions in The Netherlands, where competition increased due to continued soft market demand. Combined with higher pension charges, this resulted in declines in gross revenue and income. To adjust capacity to the lower market demand, a staff reduction of 325 employees (mainly through attrition and a reduction in the number of flexible labor contracts) was instituted.

The Company also announced that its Executive Board is proposing to maintain the Company's dividend (in cash) at € 0.48 per share. At current share prices, this results in a dividend yield of approximately 5%.

In a reaction to the results, Harrie L.J. Noy, Chief Executive Officer said: "It is encouraging that, despite the difficult market conditions, we were able to maintain income at a good level, except in The Netherlands. In the two most significant market segments for ARCADIS, infrastructure and environment, we achieved solid performance. In the infrastructure market, the decline in The Netherlands and Brazil was offset by growth in other European countries; while in the environmental market, the success of the GRiPTM* program in the United States resulted in 10% organic growth. Our acquisitions strengthen our home market positions and resulted in the addition of approximately 10% in annual gross revenues. Our breakthrough in facility management provides the basis for further growth of these activities. Consistent with our strategy, we are succeeding in expanding our higher value-added activities and are providing more services on the basis of long-term contracts."

*
Guaranteed Remediation and Insurance Program

Part of a bigger picture.

Key figures

	Fourth quarter			Full year
Amounts in € 1 million, unless otherwise noted
	2003	2002	Change	2003	2002	Change
Gross revenue	243	226	7%	841	819	3%
Operating income1)	13.3	13.3	0%	36.0	42.9	-/-16%
Net income from operations1)	7.9	8.6	-/-9%	22.5	24.9	-/-9%
Net income from operations per share (in EUR)2)	0.39	0.42	-/-9%	1.11	1.22	-/-9%
1)
Before goodwill amortization

2)
In 2003 based on 20.4 million shares outstanding (2002: 20.3 million).

Fourth quarter

Gross revenue in the 2003 fourth quarter increased by 7%; or 12% excluding the currency effect. Of this 12% increase, 9% was the result of acquisitions; therefore, organic growth was 3%. This acceleration in organic growth, compared to earlier quarters, was mainly the result of a solid performance in the U.S. environmental market where the GRiP™ projects, which were won earlier, provided a revenue increase. Operating income remained level with last year. The positive contribution from acquisitions was offset by a negative currency effect and an organic decline, which was somewhat lower than the third quarter of 2003.

Full year

For the 2003 full-year period, gross revenue increased 3% to € 841 million (including the currency effect). Excluding the 7% currency effect, gross revenues grew 10% versus a year ago. Of this increase, 9% came from acquisitions. Organic growth totaled 1%. The Netherlands, South America, and the donor-financed markets, however, saw organic declines. In Brazil, a change in government caused delays in project awards, while similar effects were seen in the donor-financed market due to the unstable international political environment. In other European countries and the United States, gross revenue increased.

The 16% decline in operating income for 2003 can largely be attributed to the situation in The Netherlands and Brazil. In Brazil, this was offset by the contribution from energy projects developed in 2002, in which ARCADIS has a minority stake held by its Brazilian subsidiary. Including this contribution, the organic decline in operating income totaled 9%.

The Brazilian energy projects produced an increase in income from non-consolidated companies. Combined with lower minority interest, this resulted in a more favorable development of net income from operations than from operating income.

Market conditions produced a decline in margin (operating income as a percentage of net revenue) from 7.4% to 6.0%. If the contribution from the Brazilian energy projects is added to operating income, the margin rises to 6.5%.

In 2003 for the first time, ARCADIS reports margins per market segment. Margins for infrastructure and environment were solid at 7.4% and 9.3%, respectively. Margins for buildings and communications were -1.1% and -0.6%, respectively, reflecting difficult market conditions in these two segments, as previously discussed.

Acquisitions and exchange rate differences produced a considerable shift in the geographical distribution of revenues. In 2003, 32% of revenues came from North and South America (2002: 36%), while The Netherlands contributed 35% (2002: 36%). Other European countries increased to 27% largely due to acquisitions (2002: 22%), while other countries remained stable at 6%.

Balance sheet and cash flow

The balance sheet ratios remain strong. Solvency at year-end 2003 was 41.5%, and the Company's debt to equity ratio at year-end was 0.2. As a result of acquisitions, goodwill on the balance sheet increased by € 30 million. Because working capital was reduced, cash flow from operational activities totaled € 59 million. The net cash position (cash minus interest-bearing debt) at year-end 2003 was € 7 million negative versus a positive € 10 million at year-end 2002.

This shows that a considerable part of the investments in acquisitions of € 42 million could be financed from the improvements in working capital. Return on average capital invested (shareholders' equity plus net interest-bearing debt) was 15.7% (2002: 18.5%).

Market developments

The results and analysis in the following section apply to the gross revenue developments in full-year 2003 in comparison with full-year 2002, unless otherwise mentioned.

    •    Infrastructure

  The 8% growth in the infrastructure market was generated by acquisitions. The share in total revenues increased to 53% (2002: 51%). Organic growth declined to 0%, mainly the result of developments in The Netherlands, Brazil, and the donor-financed market. In The Netherlands, a decline occurred in the municipal sector, which was partly offset by growth in the market for artificial soccer fields. Although the large projects are past their peak as far as the civil engineering component is concerned, much work was still done on the superstructure of the Betuwe freight railway line and the doubling of the tracks between Utrecht and Amsterdam. After a strong decline in the 2003 first half, Brazil saw some recovery in the fourth quarter. In Belgium and Spain, ARCADIS is involved in many expansions and improvements in infrastructure, resulting in continued solid organic growth. Work on water projects and high-speed railway lines produced growth in Germany for the first time in several years. In the United States infrastructure market, activities were strongly expanded through acquisitions, and modest organic growth was achieved despite pressure on government budgets.

    •    Environment

  With organic growth at 10%, the environmental segment by far was the most significant growth market for ARCADIS in 2003. A negative currency effect, however, resulted in overall revenues to decline by 2%. As a result, this segment's share in total ARCADIS revenues decreased to 27% (2002: 28%). By far the most growth was achieved in the United States, where the GRiP™ program was successfully expanded to the federal government. After winning projects earlier worth US$ 40 million for the remediation of military sites, September 2003 saw more project wins valued at US$ 85 million. Outside the United States, organic growth was also achieved across the board, although this weakened in the second half of the year. The multinational clients program contributed to growth, particularly in England, Brazil, France, and Belgium. Growth was limited in The Netherlands, while the donor-financed markets saw a decline.

    •    Buildings

  The 5% growth in the buildings market was entirely produced by acquisitions. The share in total revenues remained stable at 13%. Organically, gross revenue declined by 8% due to a strong decline in Europe, where the disappointing economic climate resulted in decreased private-sector investment. This was particularly seen in The Netherlands and Spain. In the United States, organic growth was achieved over the full year; however, growth slowed significantly during the second half of the year. This reflects insecurity about the prospects of economic recovery, which in turn led to delays in expansion investments. As a result of the acquisitions of PRC Bouwcentrum and Homola, the number of higher value-added activities was expanded. Both companies are active in the area of project management and consulting for the buildings and infrastructure markets. The four-year contract with Philips Nederland for facility management of 650,000 square meters of office space represents a breakthrough in this field and provides opportunity for expansion to other clients.

    •    Communications

  The downward trend in revenue from earlier years continued into 2003 with a decline of 17%, of which 14% was organic. Share of this segment in the Company's total revenues dropped to 7% (2002: 8%). The decline was caused by continued weak demand in the telecommunications market and the renewed discussions about municipal real estate taxes that resulted in a considerable decline in real estate valuation activities. This was offset by a continued increase in geographical information systems.

Outlook

Although there are initial signals of economic recovery, market conditions for ARCADIS are expected to remain mixed. In The Netherlands, pressure on government budgets is causing a shift from new projects to refurbishment of, and modifications to, existing infrastructure. Given the need for improving railway infrastructure, this offers opportunities for ARCADIS. In other European countries, our involvement in large projects, combined with European investment programs for transnational infrastructure, offer other prospects for growth. It is expected that the American infrastructure market will remain stable, while conditions in South America may improve. ARCADIS' success with the GRiP™ program and services to multinational clients provide a solid basis for continued growth in the environmental market. The buildings market in Europe offers opportunities in niche markets and project management services; while in the United States, a recovery in the buildings market is not expected before the second half of the year. The telecommunications market is beginning to rebound but is not expected to contribute significantly to ARCADIS' growth in 2004.

CEO Noy concluded: "The relatively favorable development of results in 2003 demonstrates ARCADIS' strong market positions. Market conditions in The Netherlands are expected to remain difficult, and we are therefore focusing on further strengthening our competitive edge in that country. In addition to previous measures, we will also implement a program for further reducing overhead costs in our Dutch operations. We believe that concentrating on specific segments, such as facility management, refurbishment of rail infrastructure, project and program management, and the GRiP™ program, will allow for growth, even under current market conditions. Opportunities are also increasing for public/private partnership projects, in which private-sector parties will play a larger role in development and financing. The acquisitions completed in 2003 will contribute to growth in 2004, and are expected to provide synergies with some of our existing activities. On the basis of our strong balance sheet, we will continue our expansion through acquisitions in 2004. Consistent implementation of our chosen strategy aimed at profitable growth will again be the basis of success for ARCADIS, but because of the insecurities in currency developments and the Dutch market, it is not yet possible to provide a specific outlook for year-end 2004 results."

        ARCADIS is a leading, global, knowledge-driven consulting and engineering company, active in the fields of infrastructure, buildings, environment, and communications. With client success central to our total business approach, we fulfill project or program needs from concept to completion and beyond. Together, we generate € 850 million in annual revenues. There are 9,000 of us, results-oriented people, continually investing in our skills to maximize value while creating viable solutions.

        For more information contact:
Joost Slooten, ARCADIS, phone: +(31-26) 3778 604, email: j.slooten@arcadis.nl

Except for historical information contained herein, the statements in this release are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties that may cause the company's actual results in future periods to differ materially from forecasted results. Those risks include, among others, risks associated with possible changes in environmental legislation and risks with regard to the Company's ability to acquire and execute projects. These and other risks are described in ARCADIS' filings with the Securities and Exchange Commission (SEC) over the last 12 months, copies of which will be available from the SEC or may be obtained upon request from the Company.

—tables follow—

ARCADIS NV
CONSOLIDATED STATEMENT OF INCOME IN EUR
Amounts in millions, except per share amounts
Amounts in accordance with NL-GAAP

	Fourth quarter		Full year
	2003	2002	2003	2002
Gross revenue	242.6	226.1	840.6	819.1
Materials, services of third parties	81.6	74.6	245.2	241.3

Net revenue	161.0	151.5	595.4	577.8
Operational cost	143.4	134.0	543.3	519.0
Depreciation	4.3	4.2	16.1	15.9

Operating income	13.3	13.3	36.0	42.9
Financing income/expenses net	(1.0)	(0.8)	(2.8)	(2.2)

Income before taxes	12.3	12.5	33.2	40.7
Taxes	(4.3)	(3.9)	(11.7)	(14.4)

Income after taxes	8.0	8.6	21.5	26.3
Income from non-consolidated companies	0.5	0.5	2.6	0.7

Group income after taxes	8.5	9.1	24.1	27.0
Minority interest	(0.6)	(0.5)	(1.6)	(2.1)

Net income from operations	7.9	8.6	22.5	24.9
Amortization goodwill	(0.6)	(0.0)	(1.1)	(0.2)

Net income	7.3	8.6	21.4	24.7
Net income per share 1)	0.36	0.41	1.05	1.21
Net income from operations per share	0.39	0.42	1.11	1.22
Number of shares outstanding (in thousands)	20,431	20,297	20,431	20,297

1)
Net income per share is based on the weighted average number of outstanding shares.

ARCADIS NV
CONSOLIDATED STATEMENT OF INCOME IN US$
Amounts in millions, except per share amounts
Amounts in accordance with NL-GAAP

	Fourth quarter		Full year

	2003	2002	2003	2002
Gross revenue	288.2	226.0	952.7	775.3
Materials, services of third parties	96.9	74.5	278.9	229.1

Net revenue	191.3	151.5	673.8	546.2
Operational cost	170.4	133.8	614.5	490.3
Depreciation	5.1	4.3	18.2	15.1

Operating income	15.8	13.4	41.1	40.8
Financing income/expenses net	(1.3)	(0.8)	(3.3)	(2.1)

Income before taxes	14.5	12.6	37.8	38.7
Taxes	(5.0)	(4.0)	(13.3)	(13.7)

Income after taxes	9.5	8.6	24.5	25.0
Income from non-consolidated companies	0.5	0.5	2.9	0.7

Group income after taxes	10.0	9.1	27.4	25.7
Minority interest	(0.6)	(0.5)	(1.7)	(2.0)

Net income from operations	9.4	8.6	25.7	23.7
Amortization goodwill	(0.7)	(0.1)	(1.3)	(0.2)

Net income	8.7	8.5	24.4	23.5
Net income per share 1)	0.42	0.42	1.19	1.16
Net income from operations per share	0.46	0.43	1.26	1.17
Number of shares outstanding (in thousands)	20,431	20,297	20,431	20,297
Dollar exchange rate 1st quarter EUR 1=			$1.07	0.88
Dollar exchange rate 2nd quarter EUR 1=			$1.13	0.92
Dollar exchange rate 3rd quarter EUR 1=			$1.12	0.98
Dollar exchange rate 4th quarter EUR 1=			$1.19	1.00

1)
Net income per share is based on the weighted average number of outstanding shares.

ARCADIS NV
CONSOLIDATED BALANCE SHEET IN EUR
Amounts in millions
Amounts in accordance with NL-GAAP

	December 31, 2003	December 31, 2002
ASSETS
Fixed assets*)	98.7	63.4
Current assets	248.6	280.4

TOTAL	347.3	343.8

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities	153.5	160.9	**
Long term debt	29.7	27.6
Provisions	20.0	13.5
Total equity	144.1	141.8	**

TOTAL	347.3	343.8

*) Including capitalized goodwill	38.2	8.3
**) Adjusted for change in guideline on dividend proposal
CHANGES IN SHAREHOLDERS' EQUITY IN EUR
Amounts in accordance with NL-GAAP
Shareholders' equity at January 1, 2003	134.7 **)
Changes:
Net income current year	21.4
Dividend payment for fiscal year 2002	(9.6)
Options exercized	0.9
Purchase own stock	(0.9)
Exchange rate differences	(10.1)
Other changes	0.2

Shareholders' equity at balance sheet date	136.6

ARCADIS NV
CONSOLIDATED BALANCE SHEET IN US$
Amounts in millions
Amounts in accordance with NL-GAAP

	December 31, 2003	December 31, 2002
ASSETS
Fixed assets*)	124.6	66.5
Current assets	314.0	294.1

TOTAL	438.6	360.6

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities	193.8	168.8	**
Long term debt	37.6	28.9
Provisions	25.2	14.2
Total equity	182.0	148.7	**

TOTAL	438.6	360.6

*) Including capitalized goodwill	48.2	8.8
**) Adjusted for change in guideline on dividend proposal
Calculated with US dollar rate of EUR 1.00 = US$:	1.26	1.05
CHANGES IN SHAREHOLDERS' EQUITY IN US$
Amounts in accordance with NL-GAAP
Shareholders' equity at January 1, 2003	141.2 **)
Changes:
Net income current year	24.4
Dividend payment for fiscal year 2002	(12.1)
Options exercised	1.1
Purchase own stock	(1.1)
Exchange rate differences	18.6
Other changes	0.3

Shareholders' equity at balance sheet date	172.4

ARCADIS NV
CONSOLIDATED CASH FLOW STATEMENT in EUR
Amounts in millions
Amounts in accordance with NL-GAAP

	2003	2002
Net income	21.4	24.7
Depreciation and amortization	17.2	16.1

Gross cash flow	38.6	40.8
Net working capital	13.8	4.6
Other changes	6.7	0.4

Total operational cash flow	59.1	45.8
Investments (net) in:
(In)tangible fixed assets	(16.8)	(13.3)
Purchase own shares	(0.9)	(3.2)
Acquisitions/divestments	(41.2)	(11.3)
Financial assets/divestments	(2.4)	(3.5)
Total financing activities	(19.8)	(4.9)

Change in cash and equivalents	(22.0)	9.6

ARCADIS NV
CONSOLIDATED CASH FLOW STATEMENT in US$
Amounts in millions
Amounts in accordance with NL-GAAP

	2003	2002
Net income	24.3	23.5
Depreciation and amortization	19.6	15.3

Gross cash flow	43.9	38.8
Net working capital	17.4	4.8
Other changes	8.3	0.2

Total operational cash flow	69.6	43.8
Investments (net) in:
(In)tangible fixed assets	(21.2)	(13.9)
Purchase own shares	(1.2)	(3.2)
Acquisitions/divestments	(52.1)	(11.8)
Financial assets/divestments	(3.0)	(3.9)
Total financing activities	(19.9)	(1.0)

Change in cash and equivalents	(27.8)	10.0

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